UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

Certification and Notice of Termination of Registration Under Section 12(g) of Securities

Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d)

of the Securities Exchange Act of 1934

EAST KANSAS AGRI-ENERGY, LLC

(Exact name of registrant as specified in its charter)

000-51278

(Commission File Number)

1304 S. Main

Garnett, KS  66032

(785) 448-2888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

LLC Membership Units

(Title of each class of securities covered by this Form )

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

    Approximate number of holders of record as of the certification or notice date: 255.

    Pursuant to the requirements of the Securities Exchange Act of 1934 East Kansas Agri-Energy, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 3, 2008	By:	/s/ William R. Pracht
William R. Pracht, President